UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Autodesk, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

052769106

(CUSIP Number)

Michael D. Adamski, Esq.

Sachem Head Capital Management LP

250 West 55th Street, 34th Floor

New York, New York 10019

(212) 714-3300

Steve Wolosky, Esq.

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON

Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,892,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,892,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,892,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON

Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,892,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,892,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,892,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON

Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,175,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON

Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,892,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,892,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,892,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 052769106

This statement constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D relating to the common stock, par value $0.01 per share (the "Common Stock"), of Autodesk, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 16, 2015, amended by Amendment No. 2 filed with the SEC on December 1, 2015, amended by Amendment No. 3 filed with the SEC on March 11, 2016, and amended by Amendment No. 4 filed with the SEC on February 7, 2017, on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Mr. Ferguson directly owns 2,681 shares of Common Stock, which represent shares of Common Stock underlying vested Restricted Stock Units (“RSUs”) awarded to Mr. Ferguson in his capacity as a director of the Issuer. In addition, Mr. Ferguson directly owns 8,562 unvested RSUs, each representing a contingent right to receive one share of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Pursuant to the agreement between certain Reporting Persons and the Issuer dated February 6, 2017 (as further described in Amendment No. 4 to the Schedule 13D) (the “Settlement Agreement”), the Issuer agreed to undertake an executive search for a new chief executive officer of the Issuer (the “New CEO”) to be identified by the board of directors of the Issuer (the “Board”) in a process to be overseen by the Succession Planning Committee of the Board.  This process culminated in the appointment of Andrew Anagnost as President and Chief Executive Officer of the Issuer, effective June 19, 2017.  In light of the conclusion of the New CEO search with the appointment of Mr. Anagnost, Mr. Ferguson has resigned from the Board, effective June 19, 2017, in accordance with the terms of the Settlement Agreement. The resignation letter of Mr. Ferguson is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to the Settlement Agreement and in anticipation of Mr. Ferguson’s resignation from the Board, the Corporate Governance and Nominating Committee of the Board has undertaken a process to propose a replacement director acceptable to Mr. Ferguson (the “Replacement Director”). The Replacement Director, subject to Mr. Ferguson’s reasonable approval and the approval by a majority of the Board, will be appointed as soon as practicable to serve as a director until at least the date of the 2018 annual meeting of stockholders of the Issuer.  The Replacement Director for Mr. Ferguson has not been appointed to the Board as of the date hereof.  Mr. Ferguson's right to approve the Replacement Director shall continue until a Replacement Director has been appointed to the Board, notwithstanding Mr. Ferguson’s resignation from the Board.   The Replacement Director and the New CEO shall serve as the replacement directors for each of Mr. Ferguson and Mr. Jeff Clarke, respectively, under Section 1(i) of the initial settlement agreement between certain Reporting Persons and the Issuer, dated March 10, 2016.

6

CUSIP NO. 052769106

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 220,391,696 shares outstanding, as of May 25, 2017, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 31, 2017.

A.	Sachem Head
(a)	As of the date hereof, 2,681 shares of Common Stock underlying vested RSUs were owned directly by Mr. Ferguson, which Sachem Head may be deemed to beneficially own. In addition, Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to beneficially own the 12,890,000 shares of Common Stock held in the Sachem Head Funds.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,892,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,892,681

(c)	Sachem Head has not entered into any transactions in the shares of Common Stock during the past sixty days.
B.	SH Management
(a)	As the general partner of Sachem Head, SH Management may be deemed to beneficially own the (i) 12,890,000 shares of Common Stock held in the Sachem Head Funds and (ii) 2,681 shares of Common Stock underlying vested RSUs owned directly by Mr. Ferguson.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,892,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,892,681

(c)	SH Management has not entered into any transactions in the shares of Common Stock during the past sixty days.
C.	Sachem Head GP
(a)	As the general partner SH and SHM, Sachem Head GP may be deemed to beneficially own the 7,175,000 shares of Common Stock collectively owned directly by SH and SHM.

Percentage: Approximately 3.3%

7

CUSIP NO. 052769106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,175,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,175,000

(c)	Sachem Head GP has not entered into any transactions in the shares of Common Stock during the past sixty days.
D.	Mr. Ferguson
(a)	As of the date hereof, Mr. Ferguson directly owned 2,681 shares of Common Stock underlying vested RSUs. In addition, Mr. Ferguson, as the managing partner of Sachem Head and the managing member of each of SH Management and Sachem Head GP, may be deemed to beneficially own the 12,890,000 shares of Common Stock held in the Sachem Head Funds.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,892,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,892,681

(c)	Mr. Ferguson has not entered into any transactions in the shares of Common Stock during the past sixty days.
Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Resignation Letter of Scott D. Ferguson.

8

CUSIP NO. 052769106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2017

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP, LLC, its General Partner

By:	/s/ Scott D. Ferguson
	Name:	Scott D. Ferguson
	Title:	Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
	Name:	Scott D. Ferguson
	Title:	Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
	Name:	Scott D. Ferguson
	Title:	Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

9